SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)
_____________________________

ADAMS RESOURCES & ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

006351 308
(CUSIP Number)

Josh C. Anders
Adams Resources & Energy, Inc.
17 South Briar Hollow Lane
Houston, Texas 77027
Tel:  (713) 881-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

Common Stock CUSIP No. 006351 308

1	NAMES OF REPORTING PERSON Amy Adams Strunk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7	SOLE VOTING POWER 110,884 Common Stock
Beneficially Owned by	8	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9	SOLE DISPOSITIVE POWER 110,884 Common Stock
Person With	10	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,159 Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%*
14	TYPE OF REPORTING PERSON IN

  * Based on 4,217,596 Common Stock outstanding as of August 9, 2017.

Schedule 13D/A
Common Stock CUSIP No. 006351 308

1	NAMES OF REPORTING PERSON Susan Adams Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7	SOLE VOTING POWER 114,685 Common Stock
Beneficially Owned by	8	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9	SOLE DISPOSITIVE POWER 114,685 Common Stock
Person With	10	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,759,260 Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%*
14	TYPE OF REPORTING PERSON IN

* Based on 4,217,596 Common Stock outstanding as of August 9, 2017.

Schedule 13D/A
Common Stock CUSIP No. 006351 308

1	NAMES OF REPORTING PERSON Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Kenneth S. Adams IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7	SOLE VOTING POWER 86,167 Common Stock
Beneficially Owned by	8	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9	SOLE DISPOSITIVE POWER 86,167 Common Stock
Person With	10	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,730,442 Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%*
14	TYPE OF REPORTING PERSON IN

  * Based on 4,217,596 Common Stock outstanding as of August 9, 2017.

Schedule 13D/A
Common Stock CUSIP No. 006351 308

1	NAMES OF REPORTING PERSON Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Barclay Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00 (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7	SOLE VOTING POWER 86,766 Common Stock
Beneficially Owned by	8	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9	SOLE DISPOSITIVE POWER 86,766 Common Stock
Person With	10	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,731,041 Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%*
14	TYPE OF REPORTING PERSON IN

  * Based on 4,217,596 Common Stock outstanding as of August 9, 2017

Item 1.  Security and Issuer

This Amendment No. 2 (this “Amendment”) on Schedule 13D initially filed on November 22, 2013 by the Reporting Persons (as defined below) with respect to the common stock, $0.10 par value (the “Common Stock”) of Adams Resources & Energy, Inc. a Delaware corporation (the “Issuer”), which has its principal executive office at 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027. Except as otherwise set forth herein, this Amendment does not modify any of the Reporting Persons in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

On October 27, 2017, the Kenneth Stanley Adams, Jr., Trust (the “Trust”) conveyed 332,652 shares of common stock of the Issuer to the following beneficiaries in the following amounts: 110,884 shares to Susie Adams Smith, 110,884 shares to Amy Adams Strunk, 55,442 shares to Jefferson Bank, Trustee of the Article VI Trust UWO Nancy Neville FBO Kenneth Stanley Adams, IV, and 55,442 shares to Jefferson Bank, Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Barclay Cunningham Adams.

Item 5.  Interest in Securities of the Issuer

Item 5 (a,b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.  The percentage listed in Row 13 for each Reporting Person was calculated based on the 4,217,596 Common Stock reported to be outstanding on August 9, 2017 as set forth in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2017 .

(c) Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(d) Not applicable

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1 – Power of Attorney regarding filings under the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 1, 2017

*
Barclay Cunningham Adams

*
Kenneth Stanley Adams, IV

*
Susan Adams Smith

*
Amy Adams Strunk

*By:	/s/ W.R. Scofield
W.R. Scofield
Attorney-in-Fact

This Schedule 13D/A was executed by W.R. Scofield on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.1.